HERCULES INCORPORATED
HERCULES PLAZA
1313 North Market Street
Wilmington, DE 19894-0001
(302) 594-5000

September 17, 2007

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Hercules Incorporated
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Form 10-K/A filed March 7, 2007
            File No. 1-496

Dear Mr. Cash:

This letter responds to your comment letter dated September 4, 2007 with respect to the above-captioned filings. We have carefully reviewed your comments and will revise the Company's disclosures in our future filings consistent with them.

In connection with our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash
September 17, 2007

To facilitate the review, your comments are reproduced in the attached pages, followed by the Company's responses.

Any questions on the attached responses should be addressed to the undersigned at (302) 594-6491.

Very truly yours, /s/ Allen A. Spizzo Allen A. Spizzo Vice President and Chief Financial Officer
Attachments

cc:           Richard G. Dahlen, Chief Legal Officer, Hercules Incorporated
David A. Katz, Wachtell Lipton Rosen & Katz, LLP
Justin P. Klein, Ballard Spahr Andrews & Ingersoll, LLP
Phil Terenzio, BDO Seidman, LLP

United States Securities and Exchange Commission
September 17, 2007

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
Critical Accounting Estimates – Goodwill and Other Intangible Assets, page 15

1.
We note the significance of your goodwill balance at December 31, 2006 as well as the $52.9 million impairment recorded in 2005 in conjunction with the divestment of FiberVisions. Please expand your disclosures in future filings to address the following items. Refer to Section V of our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

•	What reporting unit level you utilize to allocate goodwill

•	How goodwill is allocated to your identified reporting units

•	The process of estimating the fair value of your reporting units

•	The significant assumptions utilized

•	The impact of a change in the above assumptions

Company Response:

Hercules intends to expand its critical accounting estimates disclosure with respect to goodwill and other intangible assets in order to address the Commission’s comment. It is Hercules’ practice to provide a full review of its critical accounting estimates in its annual Form 10-K filing and to provide significant updates in its quarterly Form 10-Q filings as necessary. As there are no underlying changes associated with the Company’s policies with respect to the allocation of goodwill or with the determination of fair value in connection with the annual assessment for impairment, Hercules will provide the suggested expanded disclosure in its Form 10-K for the year ended December 31, 2007.

The form of the expanded disclosure is intended to be essentially as set forth below:

Goodwill and Other Intangible Assets

The Company performs an annual assessment of its goodwill and intangible assets for impairment.  In addition, the Company consistently considers factors including deterioration in future economic conditions, poor operating results in the reporting units, new or stronger competitors, or changes in technology that could indicate an inability to recover the carrying value of its goodwill and intangible assets, thereby requiring an impairment in the future. To assess impairment, the Company compares its reporting units’ book values of net assets, including goodwill, to its fair value.

Fair value is estimated using a combination of valuation approaches including the market value and income approaches.  Income valuation methodologies are based on estimates of future cash flows discounted using a credit-adjusted risk-free rate of return (“discount rate”) that essentially represents the Company’s cost of capital.  The key assumptions considered in the development of estimates of future cash flows include (1) revenue growth including price and volume, (2) cost of sales growth including raw materials prices and labor and benefit costs, (3) indirect corporate overhead, working capital and capital expenditures commensurate with the sales and cost growth rates and (4) the discount rate. The estimate of future cash flows inherently involves significant management judgment as it represents a forecast of future events.  In addition, the discount rate is also subject to change from year-to-year based on the relative balance of the Company’s outstanding debt and equity, actual rates of interest on outstanding debt and the Company’s stock price.  The following table summarizes the approximate impact of a change in the most significant of these assumptions, while all other assumptions are held constant:

	Change	Impact
Discount rate	0.5%	$	*
Revenue growth	1.0%	$	*
Cost of sales growth	1.0%	$	*

United States Securities and Exchange Commission
September 17, 2007

The Company has identified its two active operating segments, Paper Technologies and Ventures (“PTV”) and the Aqualon Group (“Aqualon”), as its reporting units for the purposes of allocating goodwill and intangible assets as well as the assessment for impairment. Goodwill and intangible assets have been allocated to the reporting units as a result of prior transactions in which these individual reporting units acquired net assets or otherwise expanded their ownership interests in other related businesses.  The underlying assets related to such transactions, including goodwill and intangible assets, have been and continue to be fully integrated into the operations of the reporting units.

* - The dollar value of the impact of changes will be provided, as appropriate, in the actual disclosure for the year ended December 31, 2007. For illustrative purposes, the impacts attributable to these changes in assumptions for the year ended December 31, 2006 would have been $125 million, $470 million and $290 million, respectively.

FORM 10-K/A FILED MARCH 7, 2007

Reporting Segment and Geographic Data, page 52

2.
We note your disclosures in MD&A and elsewhere discussing your “segment realignment” which occurred in 2006. We read that the former Pinova division is now aggregated with the Aqualon Group and the synthetic lubricants business was transferred from Aqualon to Paper Technologies and Ventures (PTV). We further note the varying products and markets within the Ventures portion of your PTV segment. Please identify and provide to us your basis for aggregating your operating segments according to paragraph 17 of SFAS 131.

Company Response:

Effective January 1, 2006, Hercules actively conducts business through two operating segments: Paper Technologies and Ventures (“PTV”) and the Aqualon Group (“Aqualon”). Hercules has determined the necessity for and appropriateness of these operating segments in accordance with the objectives and basic principles of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”) as follows:

Objectives and Basic Principles

Hercules has established and identified its operating segments consistent with the management approach that underlies the FASB’s framework in the development of SFAS 131. Accordingly, Hercules’ operating segments reflect the internal organization and processes by which management makes operating decisions, allocates resources and assesses performance. For the purposes of this analysis, Hercules’ Chief Executive Officer (“CEO”)  is the chief operating decision maker as that term is defined in SFAS 131.

Identification of Operating Segments

Hercules has determined that PTV and Aqualon meet the definition of an operating segment as that term is defined in paragraph 10 of SFAS 131 as (a) both segments separately engage in business activities from which they earn revenue and incur expenses, (b) both segments’ operating results are regularly reviewed by the CEO for the purposes of allocating resources and assessing performance and (c) discrete financial information is available for both segments.

United States Securities and Exchange Commission
September 17, 2007

Furthermore, the two operating segments are independently managed by separate Presidents/General Managers who report directly to and are centrally managed by the CEO.  These individuals each serve as a segment manager as that term is defined in paragraph 14 of SFAS 131.

As discussed below, the two operating segments (a) service substantially different customer markets, (b) have substantially different manufacturing facilities and production processes, (c) are exposed to different cyclical economic factors and (d) have different long-term average gross margins, among other factors.

While there is often a degree of management subjectivity required in their determination for reporting purposes, the Company’s operating segments, as they are presently aligned, are presented and assessed on the same basis for both internal and external reporting purposes.

Paper Technologies and Ventures

Products and services offered by PTV are designed to enhance customers’ profitability by improving production yields and overall product quality, and to better enable customers to meet their environmental objectives and regulatory requirements. The division is a key global supplier of functional and process chemicals for the broad-based paper industry with a wide and highly sophisticated range of technology and applications expertise with capabilities ranging from influent treatment through the paper making process to paper finishing.

The existing Paper Technologies business represents the primary focus of PTV (approximately 80% of total segment revenues) as it is based upon well-established products and markets. The Ventures business of PTV represents a portfolio of businesses (Pulping chemicals, Water treatment chemicals, Lubricants, and Building and converted products) primarily targeting a family of markets that are vertical to or generally adjacent to the paper and broader wood derivatives industries. These businesses may require additional investment in order to grow to a sustainable scale or alternatively, they may be divested to the extent practical.

The Aqualon Group

Products and services offered by Aqualon are primarily designed to manage the properties of aqueous (water-based) systems. Most products are key additives sold to other manufacturers to provide functionality such as thickening, water retention, film formation, emulsifying action and binding power. Major end uses include personal care products, food additives, pharmaceuticals, construction materials, paints, coatings and oil and gas recovery where polymers are used to modify viscosity, gel strength and/or fluid loss.

Consideration of Aggregation Criteria and the 2006 Segment Realignment

Hercules reports separately information about each of its operating segments as identified above in accordance with paragraphs 10-15 of SFAS 131.

Unites States Securities and Exchange Commission
September 17, 2007

As disclosed in its Form 10-Q and 10-K filings for 2006, Hercules realigned its segments effective January 1, 2006. A component of the realignment process involved the integration of the former Pinova business unit into Aqualon and the transfer of the synthetic lubricants business unit to PTV. In connection with the realignment, both of these business units have been fully absorbed into the new operating segments, Aqualon and PTV, respectively.

The Pinova business unit was formerly an operating segment that was aggregated with FiberVisions (majority interest sold in 2006) to comprise the former Engineered Materials and Additives reporting segment. Pinova no longer reports to or is independently assessed by the CEO and it is no longer administered by a segment manager. In addition, the term “Pinova” has been deemphasized within the Company and its customer industries. Accordingly, the former Pinova division is no longer an operating segment as that term is defined in SFAS 131. As such, paragraph 17 of SFAS 131 would not apply. However, had the Pinova business unit continued to meet the definition of an operating segment, Hercules believes that it would have been appropriate to aggregate it with Aqualon based on consideration of the following criteria included in paragraph 17 of SFAS 131:

a.	The nature of products and services– The products of Aqualon and Pinova are additives by nature, which provide certain functional characteristics to other end products.

b.
The nature of production processes– The production processes for Aqualon and Pinova are conducted at large-scale manufacturing facilities on a continuous production cycle. In addition, the key raw materials are naturally derived items (i.e., cellulose, guar splits, gum rosins, limonene and pine wood stumps).

c.
The type or class of customer for their products and service – Customers for Aqualon and Pinova are aligned by industry (i.e., coatings and construction, regulated industries, and energy and specialties) with products marketed and distributed by both business units into all of these industries.

d.
The methods used to distribute their products or provide their services – Aqualon and Pinova distribute products to larger scale customers as well as regional distributors. In addition, products for both business units are provided through a variety of media including drums, totes, bags as well as tanks located directly at customer manufacturing sites.

e.
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – A number of products from Aqualon and Pinova are marketed into regulated industries including food additives, personal care and hygiene products and pharmaceuticals, all of which, to a varying degree, are regulated.

Unlike Pinova, the synthetic lubricants business unit was never a separate operating segment, but rather a relatively smaller business unit. A portion of this businesses’ output is supplied to other manufacturers that service the broader pulp and paper industry. In addition, this business is now managed and integrated similar to PTV’s other Ventures business units and reports directly to the President/General Manager of the PTV operating segment. Based on these factors as well as its relative immateriality (annual revenues of approximately $50 million), Hercules believes that it is appropriate to integrate this business unit within the PTV operating segment.

United States Securities and Exchange Commission
September 17, 2007

Exhibit 31 – Section 302 Certifications

3.
We note the introduction which identifies the certifying individual and includes that individual’s title, which is not required as the certifying officer is signing the certificate in a personal capacity. In your future annual and quarterly filings, please provide your certification using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Company Response:

Hercules acknowledges the inclusion of the officers’ titles in the introduction to the Section 302 certifications, as noted by the Commission, in its Form 10-K and 10-K/A filings as well as its Form 10-Q filings through the first quarter of 2007. Effective with the second quarter Form 10-Q for the period ended June 30, 2007 filed on August 1, 2007, Hercules has removed the officers’ titles from the introduction portion of the Section 302 certifications and intends for all future filings to comply with the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.